February 13, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark Webb Legal Branch Chief

Re:	First BanCorp.
Amendment No. 2 to Registration Statement on Form S-4
File number 333-185393
Amendment No. 2 to two Preliminary 14A filings
File number 1-14793
All filed January 30, 2013

Dear Mr. Webb:

This responds to your letter dated February 7, 2013 to First BanCorp. (the “Corporation”) regarding the Corporation’s Amendment No. 1 to its Registration Statement on Form S-4 filed January 30, 2013 (the “Form S-4”), and Amendment No. 1 to two Preliminary Schedule 14A filings, also filed on January 30, 2013. Set forth below in italics are the comments contained in the staff’s letter, together with the Corporation’s responses. In connection with the submission of this letter, the Corporation has filed Amendment No. 2 to the Form S-4 and each Preliminary Schedule 14A; these amended filings incorporate the Corporation’s responses as well as certain other revisions, including revisions responsive to oral comments received from the staff.

Registration Statement on Form S-4

1.	Please file the appropriate excerpts of amendment No. 1 to your registration statement as a preliminary tender offer communication. See Rule 13e-4(c).

Response: We have filed a Schedule TO-C containing appropriate excerpts of Amendment No. 1 to the Form S-4 as a preliminary tender offer communication pursuant to Rule 13e-4(c).

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

February 13, 2013

2.	Please fill in the blanks in your registration statement.

Response: We will fill in all blanks in our registration statement prior to requesting the acceleration of effectiveness of the Form S-4.

3.	Revise your registration statement to provide the disclosure required by Item 1010(c) of Regulation M-A. See Item 10 of Schedule TO and Instruction 6 thereto.

Response: We have revised the section of the Form S-4 entitled “Summary Selected Consolidated Financial Data” to provide the disclosure required by Item 1010(c) of Regulation M-A.

Incorporation of Certain Documents by Reference, page 7

4.	While we recognize that any documents you files pursuant to Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO does not permit forward-incorporation by reference. Please confirm that the Schedule TO will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

Response: We hereby confirm that the Schedule TO will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4.

Questions and Answers about the Exchange Offer, page 9

5.	We note in the third full q & a on page 12 and in your proxy statement included as Annex A that security holders may choose to retain their shares of preferred stock but give the consent to effect the amendment to the terms of the preferred stock. With a view toward revised disclosure, tell us how you would address a situation in which a security holder gives consent and then sell the shares for which he has given a consent. Would that security holder receive the consent fee? Would the buying security holder receive the consent fee? How will you determine whether a consent has been revoked by the delivery of a later-dated consent?

Response: Only non-tendering holders of Preferred Stock as of the record date who grant a proxy in favor of the Preferred Stock Amendment will be entitled to receive a consent fee if the Preferred Stock Amendment is approved. Thus, if a non-tendering holder of Preferred Stock grants a proxy in favor of the Preferred Stock Amendment and then sells the shares for which such proxy was granted prior to the record date, such holder will not be entitled to a consent fee and such proxy will be disregarded. In response to the comment, we have revised the disclosure

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

February 13, 2013

under “Questions and Answers about the Exchange Offer” in the Form S-4 and under “How do I grant a proxy to the proxyholders to execute a written Consent with respect to the Preferred Stock Amendment without participating in the Exchange Offer” in the Preferred Stock proxy statement.

The exchange agent will tabulate the proxies received. As disclosed in the proxy statement, record holders of Preferred Stock must contact the exchange agent prior to the expiration date if such holders wish to revoke their proxies. If the exchange agent receives a later-dated proxy from a holder of Preferred Stock with respect to its shares, the exchange agent will disregard the earlier-dated proxy from such holder with respect to such shares in its tabulation of the proxies even if the holder has not contacted the exchange agent to revoke the holder’s proxy. In response to the comment, we have revised the disclosure under “How can I revoke my proxy?” in the Preferred Stock proxy statement.

6.	On a related note, please tell us whether and how you intend to deliver the proxy statement to holders of preferred and common stock who become holders after the commencement of the exchange offer but prior to the record date for each solicitation (i) such that each holder is able to make an informed voting decision and (ii) in compliance with Note D.3 to Schedule 14A. To the extent you intend to not solicit consents from persons who become holders during the offer period, please disclose so.

Response: We have revised our disclosure in the Form S-4, the Preferred Stock proxy statement, and the Common Stock proxy statement to indicate that the record date will be a date five business days prior to the expiration date of the exchange offer. Each day starting with the date succeeding the commencement of the exchange offer through the record date, the transfer agent will determine whether there are any record holders of Preferred Stock or Common Stock that were not record holders as of the commencement of the exchange offer (which date will be the same as the commencement of the proxy solicitations). The transfer agent will instruct the exchange agent to provide the exchange offer and/or proxy materials to any such holders. Additionally, we have instructed brokers to contact and provide the proxy and exchange offer materials to clients for whom they currently hold shares of Preferred Stock and clients for whom they hold shares of Preferred Stock at any time during the proxy solicitation period.

Because the expiration date of the exchange offer will be five business days after the record date (unless the expiration date is extended), any holder who acquires shares of Preferred Stock or Common Stock after the commencement of the exchange offer through the record date will have the opportunity to make an informed decision regarding tendering and/or voting prior to the expiration of the exchange offer (which date will be the same as the expiration of the proxy solicitations). We believe that purchasers of Preferred Stock that acquire shares of Preferred Stock after commencement of the exchange offer through the record date are likely to know about the exchange offer because purchasers of Preferred Stock are generally sophisticated investors and the exchange offer and proxy solicitation will be described in the public filing of the Form S-4 and two proxy statements, and the Corporation’s press release relating to the exchange offer. Therefore, having up to five business days after the record date to consider the exchange offer and solicitations will provide ample time for a new holder of Preferred Stock or Common Stock to make an informed decision.

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

February 13, 2013

To comply with Note D.3 to Schedule 14A, the proxies will not be used to effect the Preferred Stock Amendment until 20 business days after the record date for the provision of proxies.

The Corporation will solicit proxies from the commencement of the proxy solicitation through the record date.

Terms of the Exchange Offer, page 53

7.	Please include a table showing the final exchange ratio assuming a variety of VWAP data points and the Minimum Share Price.

Response: In response to this comment, we will revise the disclosure under “The Exchange Offer—Terms of the Exchange Offer— Offer Consideration” to include a table showing the final exchange ratio assuming a variety of VWAP data points and the Minimum Share Price. The disclosure we will include in a pre-effective amendment is provided below.

Based on an Exchange Value of $20 per share for each Series of the Preferred Stock, the number of shares of Common Stock that holders of Preferred Stock will receive upon completion of the exchange based on the minimum share price of $5 per share, a VWAP of $5.25 per share, the closing sale price for our Common Stock on the NYSE on February 12, 2013 of $5.47 per share, a VWAP of $5.50 per share and a VWAP of $5.75 per share is as follows:

Price per share	Number of Shares of Common Stock Per Share of Preferred Stock*

$5.00	4

$5.25	3.81

$5.47	3.66

$5.50	3.64

$5.75	3.48

*	We will not issue fractional shares of our Common Stock in the Exchange Offer and no cash will be paid for fractional shares. Instead, the number of shares of Common Stock received by each holder whose shares of Preferred Stock are accepted for exchange in the Exchange Offer will be rounded down to the nearest whole number.

Conditions to Completion of the Exchange Offer, page 55

8.	We note the language in the last paragraph in this section that your failure “to exercise any of the foregoing rights … will not constitute a waiver of such right with respect to the Exchange Offer.” If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, it has waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Response: We hereby confirm that if an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, we will inform security holders how we intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

9.

With respect to the same disclosure referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

February 13, 2013

the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: We hereby confirm that if a condition is triggered and we decide to proceed with the offer anyway, depending on the materiality of the waived condition and the number of days remaining in the offer, we may be required to extend the offer and recirculate new disclosure to security holders.

*    *    *    *    *    *

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions regarding these filings, please do not hesitate to contact me at (787) 729-8252.

Sincerely yours,

/s/ Lawrence Odell
Lawrence Odell
Executive Vice President and General Counsel